June 19, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:                                         Mara L. Ransom

Assistant Director, Office of Consumer Products

Re:                             EnLink Midstream Partners, LP

Registration Statement on Form S-3

Filed May 10, 2017

File No. 333-217848

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-36340

Dear Ms. Ransom:

This letter sets forth the responses of EnLink Midstream Partners, LP (the “Partnership”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 6, 2017 (the “Comment Letter”) with respect to the above-referenced filings with the Commission.

Concurrently with the submission of this letter, the Partnership filed today via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3, File No. 333-217848 (the “Registration Statement”).

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Partnership’s response.

Registration Statement on Form S-3

General

1.                                      At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

The Partnership acknowledges the Staff’s comment and confirms its understanding that any request for acceleration of the effectiveness of the Registration Statement will be coordinated with the resolution of all comments regarding the review of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Where You Can Find More Information, page 41

2.                                      Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations — Securities Act Forms Question 123.05, which is available on our website.

In response to the Staff’s comment, the Partnership has updated the “Where You Can Find More Information” section of the Registration Statement in Amendment No. 1 to include the appropriate Exchange Act reports. In Amendment No. 1, the Partnership has also revised its disclosure in the “Where You Can Find More Information” section to state that any applicable filings made after the date of the Registration Statement and prior to effectiveness of the Registration Statement will be deemed incorporated by reference. Please see pages 41 and 42 of Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Goodwill, page 82

3.                                      Please tell us your consideration of providing the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

•                                          The percentage by which fair value exceeded carrying value as of the date of the most recent test, and

•                                          The amount of goodwill allocated to the reporting unit.

If no reporting units are at risk of failing step one, please tell us your consideration of disclosing this assertion.

The Partnership evaluates the risk of goodwill impairment at a reporting unit level.  As of October 31, 2016, the date of the Partnership’s most recent annual goodwill impairment test, no reporting units were at risk of failing step one of the goodwill impairment test and only the Partnership’s Texas and Oklahoma reporting units had goodwill balances.  The amount of goodwill allocated to the Partnership’s Texas and Oklahoma reporting units as of October 31, 2016 was $232.0 million and $190.3 million, respectively.  As of October 31, 2016, the Partnership’s Texas and Oklahoma reporting units had fair values that exceeded their carrying values by approximately 28% and 185%, respectively.  Accordingly, the Partnership determined that (i) the estimated fair value of each reporting unit was substantially in excess of its carrying value, (ii) each reporting unit’s goodwill balance was not at risk of impairment, and (iii) therefore, no additional disclosure was required.

The Partnership will continue to provide qualitative and quantitative information related to reporting units with recognized goodwill assets that are at risk for near-term impairment.

Exhibits 31.1 and 31.2

4.                                      In future filings, please remove the officer’s title in the introductory line of each certification. Refer to Item 601(b)(31) of Regulation S-K.

In future filings, the Partnership will remove the officer’s title in the introductory line of each such certification.

*              *              *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6783.

Very truly yours,

/s/ M. Preston Bernhisel

M. Preston Bernhisel

cc:                                Michael Garberding

Alaina Brooks

Susan McAden

EnLink Midstream Partners, LP

Lisa M. Kohl

Charlie Guidry

William H. Thompson

Adam Phippen

Securities and Exchange Commission